June 22, 2018

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Constellation Pharmaceuticals, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted June 7, 2018

CIK No. 0001434418

Ladies and Gentlemen:

On behalf of Constellation Pharmaceuticals, Inc. (the “Company”), submitted herewith for filing is a Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the common stock of the Company.

The Registration Statement is being filed in part to respond to comments contained in a letter, dated June 20, 2018 (the “Letter”), from the Staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to Jigar Raythatha, the Company’s President and Chief Executive Officer, relating to the above referenced Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.

Amendment No. 1 to Draft Registration Statement

Prospectus summary, page 1

1.	Please expand your revised disclosure to discuss the treatment-related serious adverse events seen in the three CPI-0610 trials. Additionally, add balancing disclosure to explain the preliminary nature of any clinical activity data you are presenting for this trial, or remove the disclosure from the Summary section.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Registration Statement.

2.	Please discuss the primary endpoints for your ORIOn-E trial, and explain the meaning of

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2018

the terms “complete response” and “partial response.” In addition, disclose that five of the nine patients in this trial have discontinued treatment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 3 of the Registration Statement to discuss the primary endpoint of its ORIOn-E trial and has revised its disclosure on page 102 to explain the meaning of “complete response” and “partial response”.

Business

Our product candidates, page 98

3.	Your revised disclosure on page 106 states that two patients had “stable disease” under RECIST 1.1 criteria as a “best response.” Please expand your discussion to explain the meaning of these terms, and if the term “stable disease” has a different meaning in your other trials, please clarify this difference.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 106 and 107 of the Registration Statement.

License and collaboration agreements, page 120

4.	We note your revised disclosure in response to prior comment 14. Please expand your disclosure of the Genentech agreement to clarify when the patents or patent applications underlying the royalty term are expected to expire.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 121 of the Registration Statement.

Securities and Exchange Commission

Division of Corporation Finance

June 22, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or e-mail at lia.dermarderosian@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Lia Der Marderosian

Lia Der Marderosian

cc:	Steven D. Singer, Wilmer Cutler Pickering Hale and Dorr LLP
Jigar Raythatha, Constellation Pharmaceuticals, Inc.